DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

April 26, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Christie Wong, Jeanne Baker, Jane Park and Celeste Murphy

Re:	GigCapital5, Inc.
Amendment No. 1 Registration Statement on Form S-4
Filed April 13, 2023
File No. 333-269760

Dear Mses. Wong, Baker, Park and Murphy:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital5, Inc. (the “Company” or “GigCapital5”), by your letter dated April 21, 2023, regarding the above-referenced filing (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 1 if referring to the Staff’s comment, or to Amendment No. 2 if in the response.

Amendment No. 1 Form S-4 filed on April 13, 2023

Description of the Merger, page 135

1.

With reference to the specific guidance within ASC 815, please expand your disclosures identify the terms of the Earnout Shares that cause them to be classified as a liability. In addition, with reference to the specific guidance you relied on, disclose why you have not reflected a pro forma adjustment related to the recognition of these shares.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 137 of Amendment No. 2.

United States Securities and Exchange Commission

April 26, 2023

Other related events in Connection with the Merger, page 138

2.

Your response to comment 20 indicates that although no marketing or sales of securities for the PIPE Investment has yet occurred, it is the intent of the Company for such marketing and sales to occur prior to the effectiveness of the Registration Statement. You also indicate that the only result that could satisfy the conditions to the Closing of the Business Combination is one in which there is a PIPE Investment. Please expand your disclosures herein to provide this information.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 138 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 153

3.	We note your expanded disclosures provided in response to comment 17. As previously requested, please provide your calculation of the Aggregate Closing Merger Consideration Value.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 136 of Amendment No. 2.

4.	Please include the dilutive Earnout Shares in the table presented on page 158.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 158 of Amendment No. 2.

5.

Note (J1) references 586,792 shares for the conversion of certain QT Imaging Convertible Notes including interest payable. Please reconcile this disclosure to the your table presented on page 140 and 141, which indicated total shares issued were 300,920 upon the conversion of QT Imaging Convertible Notes. Please expand your disclosures to address this apparent inconsistency. In this regard, we assume that the 586,792 shares include the 242,308 shares issued in connection with the QT Imaging bridge financing. Ensure the tables on pages 140 and 141 also include the shares issued for the interest payable and that the related footnotes appropriately refer to each the convertible notes, bridge financing and interest payable.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 155 of Amendment No. 2.

6.

On page F-23, you indicated that the Extension Note and the Working Capital Note were amended subsequent to year end, and the principal amount was increased to $1,060,000 and $805,000, respectively. Please expand your pro forma financial information to reflect these amendments and address the various scenarios related to the conversion/repayment of these subsequently issued notes and any possible additional notes.

United States Securities and Exchange Commission

April 26, 2023

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 141, 143-148, 152 and 153 of Amendment No. 2.

7.

Your response to comment 24 indicates neither the QT Imaging Options nor the QT Imaging Warrants are being exchanged for shares of GigCapital5 Common Stock. However, we note your disclosure in your Dear Stockholder Letter and elsewhere that “...each issued and outstanding share of the common stock of QT...including shares issued upon the exercise or conversion of options to purchase shares of QT Imaging Common Stock that are outstanding as of immediately prior to the Effective Time... [and] warrants of QT Imaging to purchase QT Imaging Common Stock....will be automatically cancelled and converted into (A) the right to receive a number of shares (the “Per Share Merger Consideration”) of common stock...” Please address this apparent inconsistency.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully responds that the statements that have been made which are referenced by the Staff are consistent. In the Dear Stockholder Letter and elsewhere in the Registration Statement on Form S-4, the Company has disclosed that the terms of the Business Combination Agreement provide that all shares of QT Imaging Common Stock that exist prior to the Closing of the proposed Business Combination, including such shares of QT Imaging Common Stock that will have resulted from the exercise of QT Imaging Options or QT Imaging Warrants, will be cancelled and converted into (a) the right to receive a number of shares of GigCapital5 Common Stock and (b) a contingent right to receive Merger Consideration Earnout Shares. This is recitation of the terms of the Business Combination Agreement. As the Company has separately stated on page 155 of Amendment No. 1 and in the Company’s response to prior comment 24, both the QT Imaging Options and the QT Imaging Warrants, other than the In-The-Money Company Warrants, are not expected to be exercised but are instead expected to be cancelled due to such securities being out-of-the-money. Because such securities are not expected to be exercised by the holders of such securities prior to Closing of the proposed Business Combination, they will not become shares of QT Imaging Common Stock that exist prior to the Closing of the Business Combination, and, by the terms of the Business Combination Agreement, will not become shares of GigCapital5 Common Stock and a contingent right to receive Merger Consideration Earnout Shares, and will instead be cancelled. For this reason, the Company stated in its response to prior comment 24 that, other than with respect to the In-the-Money Company Warrants, “neither the QT Imaging Options nor the QT Imaging Warrants are being exchanged for shares of GigCapital5 Common Stock.”

8.

We note your response to comment 25 which indicates that the In-the-Money Company Warrants were defined by Business Combination Agreement to be the QT Imaging Warrants issued in the bridge financing and a specific list of QT Imaging Warrants set forth on the disclosure schedules to the Business Combination Agreement. Please disclose the exercise price(s) of these warrants and clarify whether their terms were modified. If so, (i) discuss the accounting implication of such modification and (ii) reflect any necessary pro forma adjustments related to the modification. Reference the authoritative literature you relied on.

United States Securities and Exchange Commission

April 26, 2023

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 154 of Amendment No. 2.

The QT Breast Scanner, page 232

9.

We note your revised disclosure on page 235 in response to prior comment 35 that the clinical studies were conducted in accordance with the provisions of the International Conference on Harmonization Guidelines for Good Clinical Practice and the Declaration of Helsinki. Please revise to include disclosure of the scope, size and design of the clinical studies and whether the studies were powered to show statistical significance, as applicable

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 235 of Amendment No. 2.

QT Imaging Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 275

10.

To the extent material, please quantify the impact of each referenced underlying reason which caused an increase in research and development and general and administrative expenses for the year ended December 31, 2022 as compared to December 31, 2021.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 275 and 276 of Amendment No. 2.

Background of the Business Combination, page 325

11.

We note your response to prior comment 41, which we reissue in part. You disclose that only one of the ten prospective business combination targets resulted in an executed term sheet. Please expand your disclosure of the nine potential business combination targets the GigCapital5 Board considered and discuss the Board’s analysis in reaching its conclusion not to pursue such targets.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully notes that the disclosure that the Company made on pages 327 and 328 of Amendment No. 1 stated the actions undertaken by the GigCapital5 management team, or its management company, GigManagement, and that there has been no disclosure that the GigCapital5 Board, as opposed to the GigCapital5 management team or GigManagement, considered the other prospective business combination targets or reached a conclusion not to pursue such targets. However, the Company has revised its disclosure on page 328 of Amendment No. 2 to state why the Company did not pursue a potential business combination with the nine other potential business combination targets.

United States Securities and Exchange Commission

April 26, 2023

12.

We note your response to prior comment 43, which we reissue in part. Please expand your disclosure of the ten publicly traded companies that were selected with the assistance of Northland Securities. Revise to expand your discussion of the analysis presented to the Board and underlying assumptions of such comparable public company valuations.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 333, 337 and 338 of Amendment No. 2 to clarify that there were no underlying assumptions regarding the ten publicly traded companies other than that the companies satisfied the stated criteria, and that the information with respect to these companies provided to the GigCapital5 Board was a report of the specified information disclosed.

General

13.

Please describe what relationship existed between Wells Fargo and GigCapital5 after the close of the IPO, including any financial or merger-related advisory services conducted by Wells Fargo. For example, clarify whether Wells Fargo had any role in the identification or evaluation of business combination targets.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 113 of Amendment No. 2.

14.	Please tell us whether you are aware of any disagreements with Wells Fargo regarding the disclosure in your registration statement.

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully responds that it is unaware of any disagreements with Wells Fargo regarding the disclosure in the Registration Statement on Form S-4, as amended.

15.

We note your disclosure on page 113 that Wells Fargo did not provide a reason for the fee waiver and that you did not engage in any dialogue with them regarding the waiver. If there was no dialogue and you did not seek out the reasons why Wells Fargo was waiving deferred fees, despite already completing their services, please indicate so in your registration statement.

RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 113 of Amendment No. 2.

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United States Securities and Exchange Commission

April 26, 2023

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s Jeffrey C. Selman

Jeffrey C. Selman

cc: Dr. Raluca Dinu

Enclosures